[redacted]

08026674

OMMISSION
49

BD 3/4

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28886

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C.
FEB 26 2008
803

NAME OF BROKER-DEALER: Robotti & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

52 Vanderbilt Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert E. Robotti — 212-986-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 26
Washington, DC
103

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9
3/18

OATH OR AFFIRMATION

I, Robert E. Robotti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robotti + Company LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

JEFFREY P. WIEGAND
Notary Public, State of New York
No. 02WI6129480
Qualified in Westchester County
Commission Expires June 27, 2009

1/8/08

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
Robotti & Company, LLC

We have audited the accompanying statement of financial condition of Robotti & Company, LLC (a limited liability company) (the "Company") as of December 31, 2007, and the related statements of operations and changes in member's equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robotti & Company, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on pages 11-12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 22, 2008

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

ROBOTTI & COMPANY, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents - in bank	$ 24,719
Cash held at clearing broker-dealer	124,136
Commissions receivable	53,765
Securities owned, at fair market value	1,159,023
Prepaid expenses	46,309
Furniture and equipment, at cost, less accumulated depreciation of $201,009	52,030
Due from parent	174,362
Due from related parties	60,383
Secured note receivable - Robotti & Company, Incorporated	100,000
TOTAL ASSETS	$ 1,794,727

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 58,456
Accrued salaries and commissions	221,142
Taxes payable	662
Subordinated note payable	100,000
Total liabilities	380,260
Commitments (Notes 4 and 8)	
Member's equity	1,414,467
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,794,727

See accompanying notes to financial statements.

ROBOTTI & COMPANY, LLC
(A Limited Liability Company)
STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:	
Commissions	$ 2,976,849
Fee income	199,320
Trading income	163,911
Interest and dividends	17,125
Total revenues	3,357,205
Expenses:	
Salaries and benefits	1,153,788
Commissions	1,040,848
Clearance fees and other execution charges	329,564
Quotation and exchange	222,566
Occupancy costs	190,035
Travel and entertainment	52,926
Office expense	70,458
Corporate insurance	18,949
Regulatory	64,342
Depreciation and amortization	28,691
Consulting services	40,648
Professional fees	36,721
Professional development	21,833
Telephone and internet services	48,648
Analyst meetings	12,610
Other operating expenses	17,100
Total expenses	3,349,727
Income before provision for income taxes	7,478
Provision for income taxes	662
Net income	6,816
Member's equity - beginning	880,136
Conversion of member's debt to equity	527,515
MEMBER'S EQUITY - ENDING	$ 1,414,467

See accompanying notes to financial statements.

ROBOTTI & COMPANY, LLC
(A Limited Liability Company)
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2007

Subordinated notes payable at January 1, 2007	$	100,000
Increases:		
Issuance of subordinated notes		-
Decreases:		
Payment of subordinated notes		-
SUBORDINATED NOTES PAYABLE AT DECEMBER 31, 2007	$	100,000

See accompanying notes to financial statements.

ROBOTTI & COMPANY, LLC
(A Limited Liability Company)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:		
Net income	$	6,816
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		28,691
Changes in assets and liabilities:		
Cash held at clearing broker-dealer		100,717
Commissions receivable		(53,765)
Securities owned, at fair market value		(121,082)
Prepaid expenses		(26,800)
Advances to related parties		(60,383)
Accounts payable and accrued expenses		12,279
Accrued salaries and commissions		(41,169)
Taxes payable		662
Net cash used in operating activities		(154,034)
Cash used in investing activities:		
Purchase of furniture and equipment		(15,156)
Cash provided by financing activities:		
Advances from parent		153,250
Net decrease in cash and cash equivalents, in bank		(15,940)
Cash and cash equivalents - in bank - beginning		40,659
CASH AND CASH EQUIVALENTS - IN BANK - ENDING	$	24,719
Supplemental disclosures of cash flow information:		
Cash paid during the period for:		
Interest	$	2,642
Noncash financing activities:		
Conversion of member's debt to equity	$	527,515

See accompanying notes to financial statements.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Robotti & Company, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed on July 1, 2003, as a single-member limited liability company. The Company's sole member is Robotti & Company, Incorporated (the "Parent"). As a limited liability company, the member is not responsible for the debts of the Company unless they are specifically guaranteed.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal and agency transactions.

The Company operates under the provisions of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. The Company provides brokerage services to both institutional and individual investors and, as required by Rule 15c3-3, clears its securities transactions on a fully disclosed basis through a clearing broker-dealer. The clearing broker-dealer carries all of the customer accounts and maintains and preserves all related books and records.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Principal transactions are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are stated at fair value as determined by quoted market prices. Securities not readily marketable are valued at fair value as determined by management.

Revenue Recognition

Commission revenues associated with transactions in securities are recorded on a trade-date basis.

Concentration of Credit Risk

Concentration of credit risk arises from balances that from time to time may exceed the Federal Deposit Insurance Corporation's insurance limit of $100,000.

Furniture and Equipment

Furniture and equipment stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which range from five to seven years. For leasehold improvements, depreciation is provided over the terms of the related leases.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is a single-member limited liability company that is treated as a disregarded entity for federal and state income tax purposes to the extent permitted by law. Therefore, the Company makes no provision for Federal income taxes. The Company files income tax returns on a consolidated basis with its Parent (an S corporation). The City of New York does not recognize S corporation status; therefore, a provision (benefit) has been made for the Company's share of the consolidated provision (benefit) for the City of New York corporate tax.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit and money market accounts that are readily convertible into cash.

Major Customers

During 2007, one of the Company's customers account for 12% of commission revenue.

NOTE 2. FURNITURE AND EQUIPMENT

Furniture and equipment at December 31, 2007, consisted of the following:

Furniture and equipment	$ 235,898
Leasehold improvements	17,141
	253,039
Less: accumulated depreciation	(201,009)
Furniture and equipment, net	$ 52,030

Depreciation and amortization expense for the year ended December 31, 2007, amount to $28,691.

NOTE 3. INVESTMENTS IN MARKETABLE SECURITIES

At December 31, 2007, marketable securities owned consisted of trading and investment securities at market values, as follows:

Equities	$ 1,096,023
Rights and warrants	63,000
	$ 1,159,023

NOTE 4. LEASE COMMITMENTS

The Company leases office space under an agreement expiring on January 31, 2009. Rent expense for the year ended December 31, 2007, was $174,125. Future minimum annual rental commitments under the lease are as follows:

Year ending December 31:	
2008	$ 209,804
2009	17,484
	$ 227,288

NOTE 5. RELATED-PARTY TRANSACTIONS

Insurance Services

Insurance brokerage services are provided by a company that is owned by a member of an officer's family. Total insurance premiums paid to that related party totaled $16,793 for the year ended December 31, 2007.

Commission Income

For the year ended December 31, 2007, the Company earned commission income totaling approximately $674,000 from several entities related to the Company by common ownership and/or management.

Advances

Advances to or from Robotti & Company Advisors, LLC ("Advisors"), or the Parent are non-interest bearing and have no specified repayment dates. Advances can be in the form of actual cash advances between these entities or the payment of expenses by the Company on behalf of Advisors or the Parent.

Expense Sharing

In addition to reimbursements received for amounts paid by the Company on behalf of affiliates, the Company's affiliates also reimburse the Company for certain allocated overhead and administrative expenses. These allocated expenses generally consist of salaries and related benefits paid for personnel, rent, and other facilities costs. Allocations of personnel costs have been based primarily on actual time spent by Company employees with respect to each affiliate. The allocations of rent are based upon square footage, and office-related expenses are based upon estimated usage. The Company believes that such allocations are reasonable. Total expenses reimbursed to the Company that related to such expense sharing totaled approximately $200,000 for the year ended December 31, 2007.

Debt Forgiveness

During April 2007, amounts owed by the Company to the Parent aggregating $527,515 were forgiven and converted to equity.

NOTE 6. SUBORDINATED NOTE PAYABLE

The Company's subordinated note payable to the Parent in the amount of $100,000 is non-interest bearing and due on December 31, 2010. It is subordinated to the claims of the Company's general creditors. This subordinated borrowing is available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule (Note 7). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the note cannot be repaid.

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2007, the Company had net capital of $751,553, which exceeds the Company's minimum net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.38 to 1 as of December 31, 2007.

NOTE 8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealer on a daily basis and by requiring customers to deposit additional collateral or reduce positions when necessary.

NOTE 9. FAIR VALUE OF FINANCIAL INSTRUMENTS

The amounts included in the accompanying statement of financial condition for cash and cash equivalents, cash held a clearing broker-dealer, commission receivable and accounts payable and accrued expenses and other liabilities approximate fair value due to the short-term nature of these instruments.

NOTE 10. EMPLOYEE BENEFIT PLAN

The Company has adopted a savings incentive match plan for employees (simple plan). Under the plan's nonelective contribution option, the Company's contribution for the year ended December 31, 2007, totaled $31,129, representing 2% of qualified wages of all employees earning at least $5,000 up to a maximum of $220,000 during the year.

SUPPLEMENTARY INFORMATION

ROBOTTI & COMPANY, LLC
(A Limited Liability Company)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Net capital:	
Capital and allowable subordinated liabilities:	
Member's equity	$ 1,414,467
Subordinated liabilities allowable in computation of net capital	100,000
Total capital and allowable subordinated liabilities	1,514,467
Non-allowable assets:	
Furniture and equipment, net	52,030
Securities not readily marketable	227,663
Prepaid expenses	46,308
Due from parent	174,362
Due from related parties	60,383
Total non-allowable assets	560,746
Net capital before haircuts on securities positions	953,721
Haircuts on securities positions:	
Other securities	172,768
Undue concentration	29,400
Total haircuts on securities positions	202,168
NET CAPITAL	$ 751,553
Aggregate indebtedness:	
Cash overdraft at clearing broker-dealer	$ 8,898
Accounts payable and accrued expenses	58,456
Accrued salaries and commissions	221,142
Taxes payable	662
Total aggregate indebtedness	$ 289,158
Computation of basic net capital requirement:	
6 2/3% of aggregate indebtedness	$ 19,277
Minimum net capital required	$ 100,000
Excess net capital	$ 651,553
Excess net capital at 1000%	$ 722,637
Ratio: aggregate indebtedness to net capital	.38 to 1

No material differences existed between the above computation of net capital and the Company's computation included in its unaudited December 31, 2007, FOCUS report.

See independent auditors' report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer securities transactions are cleared through another broker-dealer on a fully disclosed basis.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2007.

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER DEALER

To the Member
Robotti & Company, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Robotti & Company, LLC (a limited liability company) (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weiss Coopermann & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

February 22, 2008

END